SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ELECTRONIC DATA SYSTEMS

CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

285661104

(CUSIP Number of Class of Securities)

D. Gilbert Friedlander

Senior Vice President, General Counsel and Secretary

Electronic Data Systems Corporation

5400 Legacy Drive

Plano, Texas 75024-3199

(972) 604-6000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$148,922,206	$12,048

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 45,327,407 shares of common stock of Electronic Data Systems Corporation having an aggregate value of $148,922,206 as of August 19, 2003 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing party:	Not applicable
Date filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO relates to an offer by Electronic Data Systems Corporation, a Delaware corporation (“EDS” or the “Company”), to exchange (the “Exchange Offer”) options to purchase an aggregate of 45,327,407 shares of the Company’s common stock, whether vested or unvested, that have been granted under the 2003 Incentive Plan of Electronic Data Systems Corporation (the “Incentive Plan”) before October 1, 2002 with a grant price of $33.00 per share or higher, PerformanceShare 1997 Nonqualified Stock Option Plan, EDS Global Share Plan in calendar years 2000 and 2001 and Transition Incentive Plan with a grant price of $33.00 per share or higher (the “Eligible Options”) that are held by eligible employees. These Eligible Options may be exchanged for new options that will be granted under the Incentive Plan (the “New Options”) upon the terms and subject to the conditions set forth in the (i) Stock Option Exchange Program Tender Offer Statement, dated August 25, 2003 (the “Offer to Exchange”), (ii) Frequently Asked Questions and Additional Information, (iii) Stock Option Exchange Program Election Form, (iv) Interactive Telephonic Election Form Script, (v) Telephonic Election Form Script and (vi) Stock Option Exchange Program Web Site Screenshots. These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents” and are attached to this Schedule TO as Exhibits. An “eligible employee” refers to all persons who are employees of EDS or one of its subsidiaries on August 25, 2003, and remain employees through the date on which the New Options are granted. Retirees, members of EDS’ Board of Directors and EDS’ executive officers are ineligible to participate in the Exchange Offer.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet” in the Offer to Exchange is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address.

EDS is the issuer of the securities subject to the Exchange Offer. The address of the Company’s principal executive offices is 5400 Legacy Drive, Plano, Texas 75024-3199, and the telephone number at that address is (972) 604-6000. The information set forth in the Offer to Exchange under the caption “The Offer to Exchange—Information concerning EDS” is incorporated herein by reference.

(b)	Securities.

The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the New Options to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the unexercised options tendered by eligible employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet,” “Risks of Participating in the Offer to Exchange” and the sections under the caption “The Offer to Exchange” entitled “Number of options; expiration date,” “Withdrawal Rights,” “Acceptance of options for exchange and issuance of new options” and “Source and amount of consideration; terms of new options” is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer to Exchange—Price range of shares underlying the options” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)	Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Offer to Exchange under the captions “Summary Term Sheet” and the sections under the caption “The Offer to Exchange” entitled “Eligibility,” “Number of options; expiration date,” “Procedures for electing to exchange options,” “Withdrawal rights,” “Acceptance of options for exchange and issuance of new options,” “Conditions of the offer to exchange,” “Price range of shares underlying the options,” “Source and amount of consideration; terms of new options,” “Status of options acquired by us in the offer to exchange; accounting consequences of the offer to exchange,” “Legal matters; regulatory approvals,” “Material U.S. federal income tax consequences; material non-U.S. tax consequences,” “Extension of offer; termination; amendment” and Schedule B is incorporated herein by reference.

(b)	Purchases.

The information set forth in the Offer to Exchange under the caption “The Offer to Exchange—Interests of directors and officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under the caption “The Offer to Exchange—Interests of directors and officers; transactions and arrangements concerning the options” is incorporated herein by reference. The eligible option plans and related option agreements attached hereto as Exhibits (d)(1) through (d)(8) contain information regarding the subject securities.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer to Exchange under the captions “Summary Term Sheet” and “The Offer to Exchange—Purpose of the offer to exchange” is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer to Exchange under the captions “The Offer to Exchange—Acceptance of options for exchange and issuance of new options” and “The Offer to Exchange—Status of options acquired by us in the offer to exchange; accounting consequences of the offer to exchange” is incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Exchange under the caption “The Offer to Exchange—Purpose of the offer to exchange” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Offer to Exchange under the caption “The Offer to Exchange—Source and amount of consideration; terms of new options” is incorporated herein by reference.

(b)	Conditions.

Not applicable.

(d)	Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the Offer to Exchange under the caption “The Offer to Exchange—Interests of directors and officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Exchange under the caption “The Offer to Exchange—Interests of directors and officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

Not applicable.

Item 10. Financial Statements.

(a)	Financial Information.

The information set forth in the Offer to Exchange under the captions “The Offer to Exchange—Information concerning EDS,” “The Offer to Exchange—Financial information” and “The Offer to Exchange—Additional information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and Quarterly Report on Form 10-Q for the fiscal period ended June 30, 2003 are incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)	Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under the caption “The Offer to Exchange—Legal matters; regulatory approvals” is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

Item 12. Exhibits.

(a)(1)(a)	Stock Option Exchange Program Tender Offer Statement, dated August 25, 2003.

(b)	Frequently Asked Questions and Additional Information.

(c)	Announcement Letter to Electronic Recipients.

(d)	Announcement Letter to Mail Recipients.

(e)	Announcement Letter to Recipients in Egypt, Hungary and Thailand.

(f)	Stock Option Exchange Program Election Form.

(g)	Interactive Telephonic Election Form Script.

(h)	Telephonic Election Form Script.

(i)	Site Summary Describing Web Site Election Forms.

(j)	Stock Option Exchange Program Web Site Screenshots.

(k)	Follow Up Letter Mailed to Electronic Recipients of Announcement Letter.

(l)	Follow Up Letter Mailed to Mailed Recipients of Announcement Letter.

(m)	Follow Up Letter Mailed to Recipients in Egypt, Hungary and Thailand.

(n)	Stock Option Exchange Program Employee Information “Webinar” PowerPoint Presentation.

(o)	Stock Option Exchange Program Employee Information “Webinar” PowerPoint Presentation Script.

(p)	Confirmation Notice Sent to Employees Electing to Exchange.

(q)	Confirmation Notice Sent to Employees Who Did Not Elect to Exchange.

(r)	Stock Option Exchange Program Reminder Emails.

(s)	InfoCentre News/Abbreviations Press Release.

(t)	Website Notice.

(u)	Supplementary Australia Document.

(v)	Supplementary Belgium Document.

(b)	Not applicable.

(d)(1)	2003 Incentive Plan of Electronic Data Systems Corporation, incorporated herein by reference to Exhibit 4.1 to the Company’s registration statement on Form S-8 filed August 15, 2003.

(2)	PerformanceShare 1997 Nonqualified Stock Option Plan, incorporated herein by reference to Exhibit 4(a) to the Company’s registration statement on Form S-8 filed February 20, 1997.

(3)	EDS Global Share Plan, incorporated herein by reference to Exhibit 4(a) to the Company’s registration statement on Form S-8 filed February 11, 2002.

(4)	Transition Incentive Plan, incorporated herein by reference to Exhibit 4(a) to the Company’s registration statement on Form S-8 filed July 25, 2001.

(5)	Form of stock option certificate and agreement for 2003 Incentive Plan of Electronic Data Systems Corporation.

(6)	Form of stock option certificate for PerformanceShare 1997 Nonqualified Stock Option Plan.

(7)	Form of stock option award statement for Global Share Plan.

(8)	Form of stock option agreement for Transition Incentive Plan.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ELECTRONIC DATA SYSTEMS CORPORATION

/s/ D. Gilbert Friedlander
Name:	D. Gilbert Friedlander
Title:	Senior Vice President, General Counsel and Secretary

Date: August 25, 2003

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(a)	Stock Option Exchange Program Tender Offer Statement, dated August 25, 2003.

(b)	Frequently Asked Questions and Additional Information.

(c)	Announcement Letter to Electronic Recipients.

(d)	Announcement Letter to Mail Recipients.

(e)	Announcement Letter to Recipients in Egypt, Hungary and Thailand.

(f)	Stock Option Exchange Program Election Form.

(g)	Interactive Telephonic Election Form Script.

(h)	Telephonic Election Form Script.

(i)	Site Summary Describing Web Site Election Forms.

(j)	Stock Option Exchange Program Web Site Screenshots.

(k)	Follow Up Letter Mailed to Electronic Recipients of Announcement Letter.

(l)	Follow Up Letter Mailed to Mailed Recipients of Announcement Letter.

(m)	Follow Up Letter Mailed to Recipients in Egypt, Hungary and Thailand.

(n)	Stock Option Exchange Program Employee Information “Webinar” PowerPoint Presentation.

(o)	Stock Option Exchange Program Employee Information “Webinar” PowerPoint Presentation Script.

(p)	Confirmation Notice Sent to Employees Electing to Exchange.

(q)	Confirmation Notice Sent to Employees Who Did Not Elect to Exchange.

(r)	Stock Option Exchange Program Reminder Emails.

(s)	InfoCentre News/Abbreviations Press Release.

(t)	Website Notice.

(u)	Supplementary Australia Document.

(v)	Supplementary Belgium Document.

(b)	Not applicable.

(d)(1)	2003 Incentive Plan of Electronic Data Systems Corporation, incorporated herein by reference to Exhibit 4.1 to the Company’s registration statement on Form S-8 filed August 15, 2003.

Exhibit Number	Description

(2)	PerformanceShare 1997 Nonqualified Stock Option Plan, incorporated herein by reference to Exhibit 4(a) to the Company’s registration statement on Form S-8 filed February 20, 1997.

(3)	EDS Global Share Plan, incorporated herein by reference to Exhibit 4(a) to the Company’s registration statement on Form S-8 filed February 11, 2002.

(4)	Transition Incentive Plan, incorporated herein by reference to Exhibit 4(a) to the Company’s registration statement on Form S-8 filed July 25, 2001.

(5)	Form of stock option certificate and agreement for 2003 Incentive Plan of Electronic Data Systems Corporation.

(6)	Form of stock option certificate for PerformanceShare 1997 Nonqualified Stock Option Plan.

(7)	Form of stock option award statement for Global Share Plan.

(8)	Form of stock option agreement for Transition Incentive Plan.

(g)	Not applicable.

(h)	Not applicable.